Via EDGAR Correspondence

February 26, 2016

Mr. Christian Windsor
Special Counsel
Office of Financial Services
Securities and Exchange Commission
Washington, DC  20549-3561

Re:           Coastal Banking Company, Inc.
Offering Statement on Form 1-A
Filed January 22, 2016
File No. 024-10519

Dear Mr. Windsor:

Pursuant to Rule 252 of Regulation A, and in connection with the above-referenced Offering Circular on Form 1-A , Coastal Banking Company,  Inc. (the “Company”) hereby requests that such Offering Circular on Form 1-A be qualified on Monday, February 29, 2016.

We hereby confirm that the offering will take place in one or more states pursuant to an exemption from registration under, but otherwise in compliance with, any applicable state securities law.  We also hereby confirm that the Company has filed a registration statement related to the offering with the State of New York on Form M-11 and the Company has been advised by the State of New York Investor Protection Bureau that such registration was effective as of  February 2, 2016.

Furthermore, the Company hereby acknowledges that:

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

●	Coastal is responsible for the adequacy and accuracy of the disclosure in the filing; and

●	Coastal may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your responsiveness with regards to our Form 1-A filing.  If you have any questions, or if we can be of further assistance to you in the review process, please call me at (843) 522-1228, or our securities counsel, Lyn G. Schroeder, of Bryan Cave LLP in Atlanta, Georgia at (404) 572-6904.

Very truly yours,

/s/ Michael G. Sanchez
Michael G. Sanchez
CEO& Chairman
Coastal Banking Company, Inc.

cc:           Lyn G. Schroeder, Bryan Cave LLP (via e-mail)